GLEN BURNIE BANCORP

2003

Portfolio Performance

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The BANK of GLEN BURNIE

GLEN BURNIE BANCORP

2003

Performance

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 11,263	$ 11,368	$ 10,674	$ 10,801	$ 9,925
Provision for Credit Losses	40	–	(150)	–	300
Other Income	2,289	2,485	1,821	3,658	2,828
Other Expense	9,748	9,957	10,332	10,746	9,822
Net Income (Loss)	3,077	2,811	1,725	2,275	1,455
Share Data:					
Basic Net Income (Loss) Per Share	$ 1.83	$ 1.68	$ 1.04	$ 1.38	$ 0.88
Diluted Net Income (Loss) Per Share	1.83	1.68	1.04	1.38	0.88
Cash Dividends Declared Per Common Share	0.54	0.50	0.45	0.449	0.28
Weighted Average Common Shares Outstanding					
Basic	1,682,235	1,668,335	1,656,904	1,652,001	1,636,275
Diluted	1,682,235	1,671,155	1,656,904	1,652,001	1,636,275
Financial Condition Data:					
Total Assets	$ 302,252	$ 279,406	$ 263,362	$ 239,211	$ 213,239
Loans Receivable, Net	172,819	158,287	164,569	162,373	151,107
Total Deposits	256,908	241,420	229,307	205,968	194,090
Long Term Borrowings	7,227	7,251	7,275	7,297	–
Junior Subordinated Debentures	5,155	5,155	5,155	5,155	–
Total Stockholders' Equity	23,948	21,789	17,862	17,181	15,102
Performance Ratios:					
Return on Average Assets	1.05%	1.05%	.69%	1.02%	0.66%
Return on Average Equity	13.56	14.49	9.77	12.94	9.97
Net Interest Margin*	4.48	4.76	4.80	5.27	4.96
Dividends Payout Ratio	29.53	29.70	43.27	32.61	43.48
Capital Ratios:					
Average Equity to Average Assets	7.76%	9.03%	9.08%	8.59%	6.67%
Leverage Ratio	9.25	9.07	8.79	9.30	6.87
Total Risk-Based Capital Ratio	15.79	15.28	13.92	13.99	10.80
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.28%	1.56%	1.75%	2.04%	1.89%
Non-accrual and Past Due Loans to Gross Loans	0.33	0.36	0.39	0.24	0.68
Allowance for Credit Losses to Non-accrual and Past Due Loans	385.25	429.13	445.30	837.87	276.97
Net Loan Charge-offs (Recoveries) to Average Loans	0.18	0.26	0.18	(0.28)	0.15

* *Presented on a tax-equivalent basis*



"There is no doubt that Glen Burnie Bancorp is a solid investment."

Historical trends are important indicators of overall performance. Glen Burnie Bancorp's historical performance has been marked by consistency and I am pleased to report that 2003 is no exception. Over the past five years, total stockholder's equity has grown from $15,102,000 in 1999 to $23,948,000 in 2003. Assets have grown from $213,439,000 in 1999 to $302,252,000 in 2003. Net income per share of common stock was 88¢ in 1999. At the close of 2003, it reached $1.83.

In terms of annual performance, stockholders' equity increased 9.9%, assets grew by 8.18%, and basic and diluted earnings per share rose 8.9% in 2003. Quarter by quarter, GLBZ reported solid performance in 2003. Throughout the year we remained well capitalized, our liquidity ratios were well positioned, delinquency rates remained below peer group and core deposits continued to grow.

There is no doubt that Glen Burnie Bancorp is a solid investment. For the second consecutive year, the board of directors declared four regular dividends and one bonus dividend.


Total Shareholder's Equity
(in thousands)
$17,862
$21,789
$23,948
1999
2000
2001
2002
2003


Net Income Per Share
$1.38
$1.04
$1.68
$1.83
1999
2000
2001
2002
2003

In addition, a stock dividend was also declared in December of 2003 and paid in January of 2004. At the close of the year, the company had issued its 45th consecutive quarterly dividend. In 2003, declared dividends totaled 54 cents per common share outstanding, a notable change from 1999 when declared dividends totaled 28 cents.

Since being listed on NASDAQ in 2001, our stock has had greater visibility than it did in 1999. More and more investors are taking note of our performance and we are seeing increased trading activity with each quarterly dividend and earnings report. This has had a very positive effect on the value of our stock.

Last year I noted that as shareholders, our expectations for Glen Burnie Bancorp are centered on sustaining profitability and enhancing shareholder value. I believe we are consistently accomplishing that goal and plan to continue these efforts going forward. I thank you for your ongoing support.

Sincerely,

John E. Demyan
Chairman

Declared Cash Dividends


$0.449
$0.45
$0.50
$0.54
1999
2000
2001
2002
2003

Basic Weighted Average Common Shares Outstanding


1,652,001
1,656,904
1,668,335
1,682,235
1999
2000
2001
2002
2003



It is my pleasure to once again report outstanding performance for Glen Burnie Bancorp. For the year ended December 31, 2003, net income increased 9.46% to $3,077,074 as compared to $2,811,083 in 2002. Assets at year-end stood at $302,252,466 as compared to $279,406,206 in 2002, representing an 8.18% increase. Core deposits grew by 6.42% to $256,908,236 in 2003 from $241,419,607 in 2002 and loans grew 9.18% this year to $172,819,049 from $158,286,749 the year before.

Strengthening our infrastructure was an important objective in 2003. We upgraded our core processing system and are using technology to increase efficiency, control operating costs and enhance service. We expanded our imaging program to include loan documents and began the ambitious task of imaging new and archived loan files as well as signature cards. Not only will this cut down on the need for storing paper documents, it also makes these files easily accessible to improving account servicing. We also redesigned our website and added deposit ticket imaging to our online banking service. In response to requests, we selected an internet bill payment vendor and began product testing in 2003. It was made available to customers in March 2004, offering another enhancement to our electronic banking services.

Technology has so much to offer, but it does not replace face-to-face interactions. That's why our commitment to branch banking remains strong. Approximately 75% of all transactions are performed in our branch offices. To make sure we are meeting customer expectations, we conducted a Customer Satisfaction Survey in November 2003. It revealed some areas that need improvement while reinforcing the fact that we are meeting our customers' needs. Data showed that 91% of our


Net Income
(in thousands)
$1,725
$2,811
$3,077
1999
2000
2001
2002
2003

customers "strongly agree" / "agree" that the Bank offers convenient hours, 90% feel the Bank responds quickly to problems, 97% feel their account is being handled accurately and 84% view us as a strong and secure institution. When asked if they would recommend The Bank of Glen Burnie to a friend, 97% replied yes.

We welcomed a new member to our Board of Directors in 2003. Charles F. (Derick) Lynch, Jr. is the President of The General Ship Repair Corporation in Baltimore. He has nearly 30 years of experience in marine engineering and ship repair and is an active Annapolis resident. He has already proven to be a valuable member of our Board. The Board also appointed Michael Livingston to the position of Senior Vice President & Chief Operating Officer at The Bank of Glen Burnie. Mr. Livingston has served as the bank's Chief Lending Officer since 1996 and is familiar with virtually every facet of our organization. I am confident he will serve our organization well.

We were all saddened by the loss of two members of Glen Burnie Bancorp's family in 2003. Theodore Bertier and John Young both served our organization with great vision and enthusiasm. They will be missed by everyone who was fortunate enough to know them.

There is no doubt that Glen Burnie Bancorp has undergone tremendous change in the past five years. The most evident change is in the performance of our stock. Since being listed on NASDAQ in 2002 I've been watching Glen Burnie Bancorp's per share market value increase. Shares are being more actively traded and today's price more closely reflects the true value of our stock. As an investor this is certainly good news.

As I look back on our past accomplishments I have great confidence in our future. I remain grateful for your continued support and offer my most sincere appreciation to the directors, officers, employees and stockholders who play an important role in our success.

Sincerely,

F. William Kuethe, Jr.
President & CEO


Total Deposits
(in thousands)
$205,968
$229,306
$241,420
$265,908
1999
2000
2001
2002
2003


Asset Size
(in millions)
$263
$279
$300
1999
2000
2001
2002
2003

Annual Meeting

Glen Burnie Bancorp conducts its Annual Meeting of Stockholders on the second Thursday in May. The 2004 Annual Meeting of Stockholders will be held on Thursday, May 13th at LaFontaine Bleu, 7514 Ritchie Highway, Glen Burnie, Maryland. Registration opens at 1:30 p.m. The meeting will begin promptly at 2:00 p.m.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a 5% discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Annual Report on Form 10-K

To obtain a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2003, please contact the Transfer Agent.

Independent Auditors

Trice Geary & Myers, LLC
955 Mount Hermon Road
Salisbury, Maryland 21804

Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty, First Vice President - Investments
Legg Mason Wood Walker, Incorporated
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-268-4700 • 410-267-7236 (fax)
rdpetty@leggmason.com

James S. Gibbons, Vice President – Investments
Ferris, Baker Watts, Incorporated
275 West Street, Suite 200
Annapolis, MD 21401
410-268-6960 • 410-267-7570 (fax)
jgibbons@fbw.com

Hammet W. Hough, Vice President
Scott & Stringfellow, Inc.
550 Broadview Ave., Suite 101
Warrenton, VA 20186
800-476-3547 • 540-347-1504 (fax)
hhough@scottstringfellow.com

Directors

John E. Demyan
Real Estate Investor

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Owner - Angels Food Market

Alan E. Hahn
Real Estate Investor

Charles L. Hein
Retired Clergyman

F. William Kuethe, Jr.
President and Chief Executive Officer - The Bank of Glen Burnie

Frederick W. Kuethe, III
Aerospace Software Engineer - Northrup Grumman, Inc.

Charles F. (Derick) Lynch, Jr.
President - The General Ship Repair Corporation

William N. Scherer, Sr.
Attorney; President - Scherer's Market

Karen B. Thorwarth
Independent Insurance Agent

Mary Lipin Wilcox
Elementary School Teacher

Executive Officers

John E. Demyan
Chairman

F. William Kuethe, Jr.
President

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Dorothy A. Abel
Secretary



(Left; bottom to top) *William N Scherer, Sr., F. William Kuethe, Jr., Karen B. Thorwarth, Charles L. Hein*
(Center; bottom to top) *Shirley E. Boyer, John E. Demyan, Frederick W. Kuethe, III, Charles F. Lynch, Jr.*
(Right; bottom to top) *Thomas Clocker, Alan E. Hahn, Mary Lipin Wilcox*

Executive Management



F. William Kuethe, Jr.
President & Chief Executive Officer



Michael G. Livingston
Senior Vice President & Chief Operating Officer



John E. Porter
Senior Vice President & Chief Financial Officer

Senior Officers



Thomas C. Cooper
Vice President
Operations



Barbara J. Elswick
VP/Deputy Chief Lending Officer



Dorothy A. Abel
Vice President
Lending



Rudolph S. Brown, Jr.
Vice President
Lending



Joyce A. Ohmer
Vice President
Branch Administration



Paul V. Trice, Jr.
Vice President
Audit



Michelle Stambaugh
Vice President
Human Resources



Moses Williams
Vice President
Collections

Officers

Yvonne M. Atkinson	*Assistant Vice President (Community Reinvestment Act)*
Diane M. Campbell	*Assistant Vice President (Glen Burnie)*
Charlene E. Carr	*Assistant Vice President (Severna Park)*
Joyce M. Cleveland	*Assistant Vice President (Riviera Beach)*
Darren S. Elswick	*Assistant Vice President (Information Systems)*
Kristin C. Elswick	*Assistant Vice President (Deposit Processing)*
Michael G. Himmel	*Commercial Loan Officer (Lending)*
Patricia A. Miller	*Assistant Vice President (Odenton)*
Charles F. Pumphrey	*Data Processing Officer*
Arlene T. Rayburn	*Assistant Vice President (Severn)*
Michael C. Schutt	*Assistant Vice President (Credit)*
Deborah L. Slappo	*Assistant Vice President (Audit)*
Roxanne Stroud	*Assistant Vice President (Loan Operations)*
Denise M. Sutton	*Assistant Vice President (South Crain)*
Alison D. Tavik	*Assistant Vice President (Marketing)*
Pamela A. Thompson	*Assistant Treasurer (Finance)*
Donna K. Walsh	*Assistant Vice President (Crownsville)*

As of March 1, 2004

GLEN BURNIE BANCORP

2003 Annual Report

GLEN BURNIE BANCORP AND SUBSIDIARIES

2003 Annual Report

Contents

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.

Year Ended December 31,

	2003	2002	2001	2000	1999
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 11,263	$ 11,368	$ 10,674	$ 10,801	$ 9,925
Provision for Credit Losses	40	–	(150)	–	300
Other Income	2,289	2,485	1,821	3,658	2,828
Other Expense	9,748	9,957	10,332	10,746	9,822
Net Income (Loss)	3,077	2,811	1,725	2,275	1,455
Share Data:					
Basic Net Income (Loss) Per Share	$ 1.83	$ 1.68	$ 1.04	$ 1.38	$ 0.88
Diluted Net Income (Loss) Per Share	1.83	1.68	1.04	1.38	0.88
Cash Dividends Declared Per Common Share	0.54	0.50	0.45	0.449	0.28
Weighted Average Common Shares Outstanding					
Basic	1,682,235	1,668,335	1,656,904	1,652,001	1,636,275
Diluted	1,682,235	1,671,155	1,656,904	1,652,001	1,636,275
Financial Condition Data:					
Total Assets	$ 302,252	$ 279,406	$ 263,362	$ 239,211	$ 213,239
Loans Receivable, Net	172,819	158,287	164,569	162,373	151,107
Total Deposits	256,908	241,420	229,307	205,968	194,090
Long Term Borrowings	7,227	7,251	7,275	7,297	–
Junior Subordinated Debentures	5,155	5,155	5,155	5,155	–
Total Stockholders' Equity	23,948	21,789	17,862	17,181	15,102
Performance Ratios:					
Return on Average Assets	1.05%	1.05%	.69%	1.02%	0.66%
Return on Average Equity	13.56	14.49	9.77	12.94	9.97
Net Interest Margin*	4.48	4.76	4.80	5.27	4.96
Dividends Payout Ratio	29.53	29.70	43.27	32.61	43.48
Capital Ratios:					
Average Equity to Average Assets	7.76%	9.03%	9.08%	8.59%	6.67%
Leverage Ratio	9.25	9.07	8.79	9.30	6.87
Total Risk-Based Capital Ratio	15.79	15.28	13.92	13.99	10.80
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.28%	1.56%	1.75%	2.04%	1.89%
Non-accrual and Past Due Loans to Gross Loans	0.33	0.36	0.39	0.24	0.68
Allowance for Credit Losses to Non-accrual and Past Due Loans	385.25	429.13	445.30	837.87	276.97
Net Loan Charge-offs (Recoveries) to Average Loans	0.18	0.26	0.18	(0.28)	0.15

* *Presented on a tax-equivalent basis*

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "GLBZ". As of March 2, 2004, there were 479 record holders of the Common Stock. The closing price for the Common Stock on that date was $25.30. A six for five stock dividend has been declared for stockholders' of record on January 5, 2004, payable January 16, 2004.

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2003 and 2002 as reported by Nasdaq and as available through the OTC market. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods.

	2003			2002		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31,	$20.85	$18.00	$0.12	$22.40	$13.80	$0.10
June 30,	22.39	20.72	0.12	20.90	18.70	0.10
September 30	24.00	20.76	0.12	18.49	16.65	0.12
December 31	30.99	23.50	0.18	17.93	16.27	0.18

A regular dividend of $0.12 and a bonus dividend of $0.06 were declared for stockholders' of record on December 23, 2003, payable on January 7, 2004 and January 12, 2004, respectively.

The Company intends to pay dividends equal to forty percent (40%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business -- Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

During 2003, the Company continued many favorable operating trends. Most notably, the Bank's net income grew from $2,811,083 in 2002 to $3,077,074 in 2003, a 9.46% increase in net income. In addition, 2003 saw significant growth in both the Bank's deposits and investment portfolio. Deposit growth in 2003 was strong with increases of $4,901,787 in interest bearing deposits and $10,586,841 in non-interest bearing demand deposits. Investment portfolio growth was due primarily to the increase in the Bank's investment in state and municipal bonds which had grown to $43,624,164.

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Comparison of Results of Operations for the Years Ended December 31, 2003, 2002 and 2001

General. For the year ended December 31, 2003, the Company reported consolidated net income of $3,077,074 ($1.83 basic and diluted earnings per share) compared to consolidated net income of $2,811,083 ($1.68 basic and diluted earnings per share) for the year ended December 31, 2002 and consolidated net income of $1,725,236 ($1.04 basic and diluted earnings per share) for the year ended December 31, 2001. (All per share amounts throughout this report have been adjusted to give retroactive effect to a three-for-two stock split effected through a stock dividend paid on June 21, 2001.) Income for 2002 included a $763,644 curtailment gain on a post retirement benefit plan amendment. Net income for 2002, adjusted to remove the effects of this item, net of taxes, was $2,342,358.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund income producing assets. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Consolidated net interest income for the year ended December 31, 2003 was $11,263,294 compared to $11,368,150 for the year ended December 31, 2002 and $10,673,730 for the year ended December 31, 2001. The $104,856 decrease for the most recent year was due to a decrease in loan and federal funds income, partially offset by a decrease in deposit expense. The $694,420 increase in net interest income for 2002 as compared to 2001 was due to a decrease in the interest expense on deposits combined with an increase in interest income on state and municipal securities, partially offset by a decrease in interest income on loans. Since a large portion of the Company's portfolio is invested in state and municipal securities, which are tax advantaged, the after tax net interest income for 2003 was $12,193,604, a $307,460 or 2.58% increase over the $11,886,144 after tax net interest income for 2002, which was an increase of $827,939 or 7.49% compared to $11,058,205 in after tax net interest income for 2001.

Interest expense decreased from $5,202,132 in 2002 to $4,276,724 in 2003, a $925,408, or 17.79% decrease, primarily due to decreases in deposit rates. Interest expense decreased from $6,533,274 in 2001 to $5,202,132 in 2002, a $1,331,142, or 20.4% decrease, primarily due to decreases in interest rates. Net interest margin for the year ended December 31, 2003 was 4.48% compared to 4.76% and 4.80% for the years ended December 31, 2002 and 2001, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2003	VS.	2002	2002	VS.	2001
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
	(In Thousands)					
ASSETS						
Interest-earning assets:						
Federal funds sold	$ (43)	$ (26)	$ (17)	$ (192)	$ (157)	$ (35)
Interest-bearing deposits	6	3	3	(185)	(18)	(167)
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	(544)	(649)	105	75	(717)	792
Obligations of states and political subdivisions(1)	961	(85)	1,046	616	(183)	799
All other investment securities	13	6	7	17	(78)	95
Total investment securities	430	(728)	1,158	708	(978)	1,686
Loans, net of unearned income:						
Demand, time and lease	(21)	(60)	39	(78)	(127)	49
Mortgage and construction	(247)	(658)	411	(74)	(359)	285
Installment and credit card	(725)	(535)	(190)	(685)	(239)	(446)
Total gross loans(2)	(993)	(1,253)	260	(837)	(725)	(112)
Allowance for credit losses	-	-	-	-	-	-
Total net loans	(993)	(1,253)	260	(837)	(725)	(112)
Total interest-earning assets	$ (600)	$(2,004)	$1,404	$(506)	$(1,878)	$1,372
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$ (201)	$ (260)	$ 59	$(255)	$(323)	$ 68
Money market	(81)	(97)	16	(171)	(190)	19
Other time deposits	(655)	(686)	31	(889)	(1,147)	258
Total interest-bearing deposits	(937)	(1,043)	106	(1,315)	(1,160)	345
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	12	(67)	79	(17)	(32)	15
Total interest-bearing liabilities	$ (925)	$(1,110)	$ 185	$(1,332)	$(1,692)	$ 360

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
					(Dollars In Thousands)				
ASSETS:									
Interest-earning assets:									
Federal funds sold	$ 4,815	$ 51	1.06%	$ 5,919	$ 94	1.59%	$ 6,733	$ 286	4.25%
Interest-bearing deposits	2,078	61	2.94	1,782	55	3.09	5,878	240	4.08
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	54,497	1,973	3.62	52,287	2,517	4.81	39,491	2,442	6.18
Obligations of states and political subdivisions(1)	40,655	2,702	6.64	25,402	1,741	6.85	13,761	1,125	8.18
All other investment securities	5,038	357	7.09	4,935	344	6.97	3,833	327	8.56
Total investment securities	100,190	5,032	5.02	82,624	4,602	5.57	57,085	3,894	6.82
Loans, net of unearned income:									
Demand, time and lease	5,624	327	5.81	5,066	348	6.87	4,542	426	9.38
Mortgage and construction	88,853	6,095	6.86	83,444	6,342	7.60	79,873	6,416	8.03
Installment and credit card	71,326	4,922	6.90	73,851	5,647	7.65	79,416	6,332	7.97
Total gross loans(2)	165,803	11,344	6.84	162,361	12,337	7.60	163,831	13,174	8.04
Allowance for credit losses	2,343			2,767			3,242		
Total net loans	163,460	11,344	6.94	159,594	12,337	7.59	160,589	13,174	8.20
Total interest-earning assets	270,317	16,376	6.06	249,919	17,088	6.84	230,285	17,594	7.64
Cash and due from banks	10,317			8,921			9,963		
Other assets	12,039			10,199			9,124		
Total assets	$292,673			$269,039			$249,372		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 76,632	284	0.37%	$ 67,926	485	0.71%	$ 61,992	$ 740	1.19%
Money market	21,514	105	0.49	19,770	186	0.94	18,756	357	1.90
Other time deposits	89,108	2,887	3.24	88,304	3,542	4.01	83,498	4,431	5.31
Total interest-bearing deposits	187,254	3,276	1.75	176,000	4,213	2.39	164,246	5,528	3.37
Short-term borrowed funds	1,816	28	1.54	755	16	2.12	541	18	3.33
Long-term borrowed funds	12,393	972	7.84	12,417	974	7.84	12,440	988	7.94
Total interest-bearing liabilities	201,463	4,277	2.12	189,172	5,202	2.75	177,227	6,534	3.69
Non-interest-bearing deposits	66,635			58,351			52,252		
Other liabilities	2,154			1,389			2,240		
Stockholders' equity	22,421			20,127			17,653		
Total liabilities and equity	$292,673			$269,039			$249,372		
Net interest income		$12,099			$11,886			$11,060	
Net interest spread			3.94%			4.09%			3.95%
Net interest margin			4.48%			4.76%			4.80%

1 Tax equivalent basis. The incremental tax rate applied was 35.23% for 2003 and 30.73% for 2002.
2 Non-accrual loans included in average balance.

Provision For Credit Losses. During the year ended December 31, 2003, the Company made a provision of $40,000 for credit losses, compared to no provision during the year ended December 31, 2002, and a negative $150,000 provision during the year ended December 31, 2001. At December 31, 2003, the allowance for loan losses equaled 385.25% of non-accrual and past due loans compared to 429.13% and 445.30% at December 31, 2002 and 2001, respectively. During the year ended December 31, 2003, the Company recorded net chargeoffs of $308,306 compared to $423,755 and $296,360 in net charge-offs during the years ended December 31, 2002 and 2001, respectively.

Other Income. Other income includes service charges on deposit accounts, other fees and commissions, net gains on investment securities, and income on life insurance (including bank owned life insurance income (BOLI) and gains of approximately $117,000 from the death of an officer). For 2002, other income also included a curtailment gain of $763,644 on a post-retirement benefit plan amendment. Other income decreased from $2,484,725 in 2002 to $2,289,413 in 2003, a $195,312, or 7.86% decrease. The decrease was primarily due to the curtailment gain realized in 2002, partially offset by gains on investment securities, an increase in BOLI income and an increase in service charge income. Other income increased from $1,821,138 in 2001 to $2,484,725 in 2002, a $663,587, or 36.4% increase. The increase was largely due to the 2002 non-recurring curtailment gain and increases in income on service charges and other fees and commissions, partially offset by a decrease in securities gains realized.

Other Expenses. Other expenses decreased from $9,956,847 in 2002 to $9,747,693 in 2003, a $209,154 or 2.1% decrease. This decrease was primarily due to a decrease in furniture and fixtures expense and operating expense, offset by an increase in employee benefits and occupancy expense relating to the opening of the Severna Park location. Other expenses decreased from $10,332,093 in 2001 to $9,956,847 in 2002, a $375,246 or 3.6% decrease. This decrease was primarily due to a decline in other operating expenses and employee benefit costs, which were partially offset by an increase in salaries and wages.

Income Taxes. During the year ended December 31, 2003, the Company recorded income tax expense of $687,940, compared to income tax expense of $1,084,945 for the year ended December 31, 2002. The decrease in income tax expense for 2003 as compared to 2002, despite higher net income in 2003, was primarily due to the tax advantaged treatment of the state and municipal securities portfolio and BOLI income. During the year ended December 31, 2002, the Company recorded income tax expense of $1,084,945, compared to income tax expense of $587,539 for the year ended December 31, 2001. The increase in income tax expense for 2002 as compared to 2001 was primarily due to the curtailment gain on post retirement benefits and an increase in net interest income partially offset by the tax benefits from the Company's increased investment in state and municipal securities.

Comparison of Financial Condition at December 31, 2003, 2002 and 2001

The Company's total assets increased to $302,252,466 at December 31, 2003 from $279,406,206 at December 31, 2002. The increase in total assets during the year ended December 31, 2003 is a result of an increase in the loan and securities portfolio, offset by a decrease in federal funds sold due to a redeployment of assets. The Company's total assets increased to $279,406,206 at December 31, 2002 from $263,361,726 at December 31, 2001. The increase in assets during the year ended December 31, 2002 is a result primarily of growth in investment securities and other total assets partially offset by a decrease in the loan portfolio.

The Company's loan portfolio increased to $172,819,049 at December 31, 2003 compared to $158,286,746 at December 31, 2002 and $164,569,252 at December 31, 2001. The increase in the loan portfolio during the 2003 period is primarily due to residential mortgage loans increasing by approximately $14.9 million with lesser increases in the other loan portfolios, partially offset by a decline in the commercial loan portfolio. The decline in the loan portfolio during the 2002 period is attributable almost entirely to a decrease in the indirect automobile portfolio. The decrease in indirect automobile lending can be at least partially attributed to zero percent financing offered by automobile manufacturers after September 2001.

During 2003, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $103,181,107, a $11,321,056 or 12.32%, increase from $91,860,051 at December 31, 2002. This increase is primarily attributable to an increase in state and municipal and U.S. Government agency securities, offset by a decrease in mortgage backed securities. During 2002, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $91,860,051, a $19,795,130 or 27.5%, increase from $72,064,921 at December 31, 2001. This increase is primarily attributable to growth in mortgage backed and state and municipal securities, partially offset by a decline in U.S. Government agency securities.

Deposits as of December 31, 2003 totaled $256,908,235, an increase of $15,488,628, or 6.42%, from the $241,419,607 total as of December 31, 2002. The $241,419,607 in total deposits as of December 31, 2002 was a $12,112,889 or 5.3% increase from the $229,306,717 total deposits as of December 31, 2001. Demand deposits as of December 31, 2003 totaled $69,648,819, a $10,586,842 or 17.92% increase from $59,061,977 at December 31, 2002. NOW and Super NOW accounts as of December 31, 2003 increased by $4,329,331or 17.99% from their 2002 level to $28,400,505. Money market accounts increased by $254,674 or 1.28%, from their 2002 level to total $20,144,401 December 31, 2003. Savings deposits increased by $5,762,412, or 12.10%, from their 2002 level, to $53,378,579 at December 31, 2003. Time deposits over $100,000 totaled $21,549,128 on December 31, 2003, an increase of $3,850,569, or 21.76% from December 31, 2002. Other time deposits (made up of certificates of deposit less than $100,000 and individual retirement accounts) totaled $63,786,805 on December 31, 2003, a $9,295,199 or a 12.72%, decrease from December 31, 2002.

Total stockholders' equity as of December 31, 2003 increased by $2,158,242, or 9.91%, from the 2002 period. The increase was attributed to an increase in retained earnings and surplus, offset by a decline in accumulated other comprehensive income, net of tax. Total stockholders' equity as of December 31, 2002 increased by $3,927,801, or 22.0%, from the 2001 period. The increase was attributed to an increase in retained earnings and accumulated other comprehensive income, net of tax.

Off-Balance Sheet Arrangements, Contractual Obligations, and Commitments

Off-Balance Sheet Arrangements. The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2003, the Bank has accrued $150,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Contractual Obligations. The following table presents, as of December 31, 2003, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		PAYMENTS DUE IN				
(IN THOUSANDS)	NOTE REFERENCE	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Deposits without a stated maturity (a),(c)	9	$171,572	$ -	$ -	$ -	$171,572
Time deposits (a)	9	47,148	21,952	14,848	1,388	85,336
Short-term borrowings (a)	6	6,602	-	-	-	6,602
Long-term borrowings (b)	7,8	573	1,153	1,161	13,320	16,207
Operating leases	5	102	60	30	-	192

(a) Excludes interest
(b) Includes Junior Subordinated Debentures and semi-annual payments (made in March and September) of $273,215. This is also assuming that the Debentures will be paid off in September 2010.
(c) Includes non-interest bearing deposits

Commitments. The following table details the amounts and expected maturities of significant commitments as of December 31, 2003. Further discussion of these commitments is included in Note 17 to the consolidated financial statements.

	PAYMENTS DUE IN				
(IN THOUSANDS)	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Loan commitments:					
Other mortgage loans	$ 2,082	$ -	$ -	$ -	$ 2,082
Unused lines of credit:					
Home-equity lines	207	71	1,050	3,340	4,668
Commercial lines	8,501	-	-	-	8,501
Unsecured consumer lines	983	-	-	-	983
Letters of credit	106	-	-	667	773

Asset/Liability Management

Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities. The Company manages its assets and liabilities by coordinating the levels of and gap between interest-rate sensitive assets and liabilities to minimize changes in net interest income and in the economic value of its equity despite changes in market interest rates. The Bank's Asset/Liability and Risk Management Committee meets on a monthly basis to monitor compliance with the Board's objectives. Among other tools used by the Asset/Liability and Risk Management Committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing within a given time period. Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income, while, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

During recent periods, the Company has maintained a negative gap position that has benefited earnings as interest rates have fallen. In order to reduce its negative gap position, the Company has recently begun investing in mortgage-backed and other government securities which have rates that adjust to market rates. The Company also maintains a significant portfolio of available-for-sale securities that can be quickly converted to more liquid assets if needed.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2003.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5Years	Over 5 Years	Total
			(Dollars In Thousands)		
Assets:					
Cash and due from banks	$ -	$ -	$ -	$ -	$ 11,120
Federal funds and overnight deposits	1,775	-	-	-	1,775
Securities	-	3,057	12,054	88,967	104,078
Loans	16,578	3,036	75,996	79,455	175,065
Fixed Assets	-	-	-	-	4,220
Other Assets	-	-	-	-	5,994
Total assets	$ 18,353	$ 6,093	$ 88,050	$168,422	$302,252
Liabilities:					
Demand deposit accounts	$ -	$ -	$ -	$ -	$ 69,649
NOW accounts	28,401	-	-	-	28,401
Money market deposit accounts	20,144	-	-	-	20,144
Savings accounts	53,378	197	-	-	53,575
IRA accounts	1,904	4,050	15,005	1,193	22,152
Certificates of deposit	11,961	29,036	21,795	195	62,987
Other liabilities	-	-	-	-	16,241
Junior Subordinated Debenture	-	-	-	-	5,155
Stockholders' equity	-	-	-	-	23,948
Total liabilities and Stockholders' equity	$115,788	$ 33,283	$ 36,800	$ 1,388	$302,252
GAP	$ (97,435)	$ (27,190)	$ 51,250	$167,034	
Cumulative GAP	(97,435)	(124,625)	(73,375)	93,659	
Cumulative GAP as a % of total assets	(32.37%)	(41.40%)	(24.37%)	31.11%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage-backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2003, totaled $12,894,894, a decrease of $2,847,194 or 18.09%, from the December 31, 2002 total of $15,742,088. Most of this decrease was due to a reduction in the federal funds sold.

As of December 31, 2003, the Bank was permitted to draw on a $36.2 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and agency securities. As of December 31, 2003, a $7 million long-term convertible advance was outstanding under this line. In addition the Bank has a secured line of credit in the amount of $5 million from another commercial bank on which it has not drawn. Furthermore, on September 7, 2000, the Company issued $5,155,000 of its 10.6% Junior Subordinated Deferrable Interest Debentures to Glen Burnie Statutory Trust I, a Connecticut statutory trust wholly owned by the Company. The Trust, in turn, issued $5,000,000 of its 10.6% capital securities to institutional investors. The debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010. As of December 31, 2003, the full $5,155,000 was outstanding.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2003, the Company was in compliance with these requirements with a leverage ratio of 9.25%, a Tier 1 risk-based capital ratio of 14.54% and total risk-based capital ratio of 15.79%. At December 31, 2003, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in mature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, starting on page F-8 and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Management has used the best information available to make the estimations necessary to value the related assets and liabilities based on historical experience and on various assumptions which are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the financial statements. The Company reevaluates these variables as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates. The following is a summary of the more judgmental accounting estimates and principles involved in the preparation of the Company's financial statements, including the identification of the variables most important in the estimation process:

Allowance for Credit Losses. The Bank's allowance for credit losses is determined based upon estimates that can and do change when the actual events occur, including historical losses as an indicator of future losses, fair market value of collateral, and various general or industry or geographic specific economic events. The use of these estimates and values is inherently subjective and the actual losses could be greater or less than the estimates. For further information regarding our allowance for credit losses, see "Allowance for Credit Losses" under Item 1-"Business" of this Annual Report.

Accrued Taxes. Management estimates income tax expense based on the amount it expects to owe various tax authorities. Income taxes are discussed in more detail in Note 10 to the consolidated financial statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position.

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretations No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

During the third quarter of 2003, the Company applied the provisions of FIN 46 to a wholly-owned subsidiary trust that issued capital securities to third-party investors. The application of FIN 46 resulted in the deconsolidation of a wholly-owned subsidiary trust. See Note 8 for further discussion of this trust and the Company's related obligations.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Management continues to evaluate the applicability of FIN 46. Management does not believe that the application of FIN 46 will have an impact on financial condition, results of operations, or liquidity. The Federal Reserve Board is currently evaluating the impact on Tier 1 capital.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, as well as amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have an impact on financial condition, the results of operations, or liquidity, as the Company and Bank does not have derivative or hedging instruments.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2003.

In March 2003, the SEC issued Regulation G, Conditions for Use of Non-GAAP Financial Measures. As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company's historical or future performance, financial position, or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP). Companies that present non-GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP.

In January 2003, the SEC adopted final rules implementing Section 401(a) of the Sarbanes Oxley Act of 2002, which requires disclosure of off-balance sheet arrangements and contractual obligations in a public company's periodic SEC reports. "Off-balance sheet arrangements" include guarantees and similar arrangements that may be a source of potential risk to a company's future liquidity, capital resources and results of operations, regardless of whether or not they are recorded as liabilities. The definition uses GAAP concepts to identify the four types of arrangements for which disclosure is required: guarantee contracts, retained or contingent liabilities, certain derivative instruments and variable interests. Off-balance sheet arrangements that either have, or are "reasonably likely" to have a current or future effect that is material to investors with respect to the company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources must be disclosed. Companies must explain the reasons for using off-balance sheet arrangements, the financial importance and magnitude thereof and circumstances that could trigger obligations. The Company's off-balance sheet arrangements consist of commitments to extend credit and standby letters of credit and have been discussed elsewhere in this report.

Under the final rules, tabular disclosure of contractual obligations for specified time periods must also be made. Contractual obligations must be aggregated into categories applicable to a company's business, for example (i) long-term debt, (ii) capital lease obligations, (iii) operating leases, (iv) purchase obligations, and (v) other long-term liabilities reflected on the balance sheet under GAAP. However, each company should use categories suitable to its business. See "Off-Balance Sheet Arrangements, Contractual Obligations, and Commitments" for the Company's presentation of the information required by the new rules.

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2003, 2002, and 2001, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2003, 2002, and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trice Geary & Myers LLC

Salisbury, Maryland
January 29, 2004

955 Mt. Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com

Glen Burnie Bancorp and Subsidiaries

Consolidated Financial Statements

December 31, 2003

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	2003	2002	2001
Assets			
Cash and due from banks	**$ 11,119,791**	$ 11,297,175	$ 10,888,085
Interest-bearing deposits in other financial institutions	**57,192**	41,335	1,879,444
Federal funds sold	**1,717,911**	4,403,578	5,453,299
Cash and cash equivalents	**12,894,894**	15,742,088	18,220,828
Certificates of deposit in other financial institutions	**-**	100,000	100,000
Investment securities available for sale, at fair value	**99,602,353**	84,657,682	55,547,998
Investment securities held to maturity (fair value 2003 $3,815,855; 2002 $7,615,702; 2001 $16,881,451)	**3,578,754**	7,202,369	16,516,923
Federal Home Loan Bank stock, at cost	**896,400**	703,200	652,300
Common stock in the Glen Burnie Statutory Trust I	**155,000**	155,000	155,000
Ground rents, at cost	**248,300**	249,900	249,900
Loans, less allowance for credit losses 2003 $2,246,395; 2002 $2,514,700; 2001 $2,938,455	**172,819,049**	158,286,746	164,569,252
Premises and equipment, at cost, less accumulated depreciation	**4,219,812**	4,143,429	3,886,631
Accrued interest receivable on loans and investment securities	**1,575,918**	1,547,511	1,527,018
Deferred income tax benefits	**-**	-	427,367
Other real estate owned	**171,882**	413,373	420,162
Cash value of life insurance	**4,782,258**	5,024,964	-
Other assets	**1,307,846**	1,179,944	1,088,347
Total assets	**$ 302,252,466**	$ 279,406,206	$ 263,361,726
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	**$ 69,648,818**	$ 59,061,977	$ 55,685,108
Interest-bearing	**187,259,417**	182,357,630	173,621,610
Total deposits	**256,908,235**	241,419,607	229,306,718
Short-term borrowings	**6,601,920**	837,074	882,408
Long-term borrowings	**7,226,501**	7,251,489	7,274,791
Junior subordinated debentures owed to unconsolidated subsidiary trust	**5,155,000**	5,155,000	5,155,000
Dividends payable	**236,938**	236,291	195,333
Accrued interest payable on deposits	**67,099**	111,398	155,174
Accrued interest payable on junior subordinated debentures	**171,518**	171,518	171,518
Deferred income tax liabilities	**792,100**	915,314	-
Other liabilities	**1,145,527**	1,519,129	2,359,199
Total liabilities	**278,304,838**	257,616,820	245,500,141
Commitments, contingencies and subsequent events			
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding 2003 1,689,281 shares; 2002 1,677,173 shares; 2001 1,663,560 shares	**1,689,281**	1,677,173	1,663,560
Surplus	**10,861,986**	10,637,578	10,390,511
Retained earnings	**10,115,038**	7,946,747	5,970,537
Accumulated other comprehensive income (loss), net of tax	**1,281,323**	1,527,888	(163,023)
Total stockholders' equity	**23,947,628**	21,789,386	17,861,585
Total liabilities and stockholders' equity	**$ 302,252,466**	$ 279,406,206	$ 263,361,726

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	2003	2002	2001
Interest income on:			
Loans, including fees	$ 11,344,040	$ 12,336,820	$ 13,173,325
U.S. Treasury securities	18,394	59,818	94,336
U.S. Government agency securities	1,954,437	2,457,585	2,347,049
State and municipal securities	1,749,556	1,206,798	738,330
Corporate trust preferred securities	356,740	341,094	310,484
Federal funds sold	51,141	93,735	286,176
Other	65,710	74,432	257,304
Total interest income	15,540,018	16,570,282	17,207,004
Interest expense on:			
Deposits	3,276,093	4,212,826	5,527,610
Short-term borrowings	28,588	15,579	17,885
Long-term borrowings	425,613	427,297	436,817
Junior subordinated debentures	546,430	546,430	550,962
Total interest expense	4,276,724	5,202,132	6,533,274
Net interest income	11,263,294	11,368,150	10,673,730
Provision for credit losses	40,000	-	(150,000)
Net interest income after provision for credit losses	11,223,294	11,368,150	10,823,730
Other income:			
Service charges on deposit accounts	924,709	917,816	860,681
Other fees and commissions	781,795	725,421	687,454
Gains on investment securities, net	218,579	52,880	273,003
Income on life insurance	364,330	24,964	-
Curtailment gain on post-retirement benefits plan amendment	-	763,644	-
Total other income	2,289,413	2,484,725	1,821,138
Other expenses:			
Salaries and wages	4,133,621	4,165,994	4,083,115
Employee benefits	1,687,775	1,614,284	1,769,209
Occupancy	709,122	589,289	577,440
Furniture and equipment	821,747	854,059	889,924
Other expenses	2,395,428	2,733,221	3,012,405
Total other expenses	9,747,693	9,956,847	10,332,093
Income before income taxes	3,765,014	3,896,028	2,312,775
Federal and state income tax expense	687,940	1,084,945	587,539
Net income	$ 3,077,074	$ 2,811,083	$ 1,725,236
Basic and diluted earnings per share of common stock	$ 1.83	$ 1.68	$ 1.04

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	**2003**	2002	2001
Net income	**$ 3,077,074**	$ 2,811,083	$ 1,725,236
Other comprehensive income (loss), net of tax			
Unrealized holding gains (losses) arising during the period (net of deferred taxes (benefits) 2003 ($70,722); 2002 $1,081,095; 2001 ($98,834))	**(112,401)**	1,718,218	(157,081)
Reclassification adjustment for gains included in net income (net of deferred taxes 2003 $84,415; 2002 $17,182; 2001 $99,907)	**(134,164)**	(27,307)	(158,786)
Total other comprehensive income (loss)	**(246,565)**	1,690,911	(315,867)
Comprehensive income	**$ 2,830,509**	$ 4,501,994	$ 1,409,369

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003, 2002, and 2001

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 2000	1,110,049	$ 1,110,049	$ 10,373,549	$ 5,544,305	$ 152,844	$ 17,180,747
Net income	-	-	-	1,725,236	-	1,725,236
Shares repurchased and retired	(10,000)	(10,000)	(138,750)	-	-	(148,750)
Cash dividends, $.45 per share	-	-	-	(747,807)	-	(747,807)
Dividends reinvested under dividend reinvestment plan	12,314	12,314	155,712	-	-	168,026
Stock split effected in form of 50% stock dividend	551,197	551,197	-	(551,197)	-	-
Other comprehensive loss, net of tax	-	-	-	-	(315,867)	(315,867)
Balances, December 31, 2001	1,663,560	1,663,560	10,390,511	5,970,537	(163,023)	17,861,585
Net income	-	-	-	2,811,083	-	2,811,083
Cash dividends, $.50 per share	-	-	-	(834,873)	-	(834,873)
Dividends reinvested under dividend reinvestment plan	10,548	10,548	169,522	-	-	180,070
Shares issued under employee stock purchase plan	3,065	3,065	39,140	-	-	42,205
Vested stock options	-	-	38,405	-	-	38,405
Other comprehensive income, net of tax	-	-	-	-	1,690,911	1,690,911
Balances, December 31, 2002	1,677,173	1,677,173	10,637,578	7,946,747	1,527,888	21,789,386
Net income	-	-	-	3,077,074	-	3,077,074
Cash dividends, $.54 per share	-	-	-	(908,783)	-	(908,783)
Dividends reinvested under dividend reinvestment plan	8,758	8,758	187,702	-	-	196,460
Shares issued under employee stock purchase plan	3,350	3,350	42,779	-	-	46,129
Expired stock options	-	-	(6,073)	-	-	(6,073)
Other comprehensive loss, net of tax	-	-	-	-	(246,565)	(246,565)
Balances, December 31, 2003	1,689,281	$ 1,689,281	$ 10,861,986	$ 10,115,038	$ 1,281,323	$ 23,947,628

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,077,074	$ 2,811,083	$ 1,725,236
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	1,503,805	1,241,007	805,988
Compensation (income) expense from vested stock options, net	(6,073)	38,405	-
Provision for credit losses	40,000	-	(150,000)
Losses on other real estate owned	6,491	6,789	63,986
Deferred income taxes (benefits), net	31,925	278,768	(101,691)
(Gains) losses on disposals of assets, net	(216,776)	14,429	(259,135)
Income on investment in life insurance	(364,330)	(24,964)	-
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(28,407)	(20,493)	154,201
Increase in other assets	(79,638)	(209,838)	(59,006)
Decrease in accrued interest payable	(44,299)	(43,776)	(35,460)
Decrease in other liabilities	(373,602)	(840,072)	(167,514)
Net cash provided by operating activities	3,546,170	3,251,338	1,976,605
Cash flows from investing activities:			
Maturities of held to maturity mortgage-backed securities	3,119,394	3,179,978	3,303,672
Maturities of other held to maturity investment securities	499,732	6,134,713	10,961,629
Maturities of available for sale mortgage-backed securities	22,500,165	12,624,980	2,271,148
Maturities of other available for sale investment securities	718,025	2,044,232	5,237,023
Sales of available for sale debt securities	10,994,980	4,989,082	7,067,274
Purchases of available for sale mortgage-backed securities	(33,252,275)	(30,417,008)	(25,158,011)
Purchases of other available for sale investment securities	(16,928,577)	(16,085,767)	(23,434,008)
Purchase of FHLB stock	(193,200)	(50,900)	-
Maturity of certificate of deposit	100,000	-	-
Proceeds from life insurance	607,034	-	-
Purchase of life insurance contracts	-	(5,000,000)	-
(Increase) decrease in loans, net	(14,572,303)	6,282,506	(2,045,521)
Proceeds from sales of other real estate	235,000	-	-
Purchases of premises and equipment	(784,278)	(904,507)	(432,658)
Net cash used by investing activities	(26,956,303)	(17,202,691)	(22,229,452)
Cash flows from financing activities:			
Increase in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	20,933,258	9,587,004	10,990,615
(Decrease) increase in time deposits, net	(5,444,630)	2,525,885	12,347,766
Increase (decrease) in short-term borrowings	5,764,846	(45,334)	394,430
Repayments of long-term borrowings	(24,988)	(23,302)	(21,732)
Cash dividends paid	(908,136)	(793,915)	(765,819)
Common stock dividends reinvested	196,460	180,070	168,026
Repurchase and retirement of common stock	-	-	(148,750)
Issuance of common stock	46,129	42,205	-
Net cash provided by financing activities	20,562,939	11,472,613	22,964,536
(Decrease) increase in cash and cash equivalents	(2,847,194)	(2,478,740)	2,711,689
Cash and cash equivalents, beginning of year	15,742,088	18,220,828	15,509,139
Cash and cash equivalents, end of year	$ 12,894,894	$ 15,742,088	$ 18,220,828

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,	**2003**	2002	2001
Supplementary Cash Flow Information:			
Interest paid	**$ 4,321,023**	$ 5,245,908	$ 6,568,734
Income taxes paid	**689,087**	712,844	693,000
Total (decrease) increase in unrealized (depreciation) appreciation on available for sale securities	**(401,702)**	2,754,826	(514,610)

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp ("Bancorp or Company") and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 22) of the Company account for the subsidiaries using the equity method of accounting.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income, net of tax. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") stock is an equity interest in the FHLB, which does not have a readily determinable fair value for purposes of Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Note 1. Summary of Significant Accounting Policies (continued)

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either SFAS No 5, Accounting for Contingencies, or SFAS No 114. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume.

The unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. The historical losses used in the migration analysis may not be representative of actual unrealized losses inherent in the portfolio.

Note 1. Summary of Significant Accounting Policies (continued)

Reserve for Unfunded Commitments:

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. No loans were converted to OREO in 2003, 2002, or 2001. The Bank financed no sales of OREO for 2003, 2002, or 2001.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Intangible Assets:

A core deposit intangible asset of $544,652, relating to a branch acquisition, is being amortized on the straight-line method over 10 years. Accumulated amortization totaled **$449,337**, $394,872, and $340,407 at December 31, 2003, 2002, and 2001, respectively. Amortization expense totaled **$54,465** for each of the years ended December 2003, 2002, and 2001.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset.* As of December 31, 2003 and 2001, no long-lived assets existed which management considered impaired; however, in 2002 certain long-lived assets were deemed to be impaired (See Note 5).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Temporary differences which give rise to deferred tax benefits relate principally to deferred compensation and benefit plans, other real estate owned, net unrealized depreciation on investment securities available for sale, and reserve for unfunded commitments.

Note 1. Summary of Significant Accounting Policies (continued)

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, allowance for credit losses, accumulated securities discount accretion, and net unrealized appreciation on investment securities available for sale.

Credit Risk:

The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2003, the Bank had deposits and Federal funds sold with three separate financial institutions of approximately $613,000, $627,000, and $5,505,000.

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

Accounting for Stock Options:

The Company applies the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its employee stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed above, and has adopted the disclosure-only provisions of SFAS No.123.

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately $4,901,000, $4,196,000, and $2,923,000 during the years ended December 31, 2003, 2002, and 2001, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 13,066,518	$ 382,806	$ 214,216	$ 13,235,108
State and municipal	42,941,347	1,342,191	74,432	44,209,106
Corporate trust preferred	5,025,537	495,725	1,419	5,519,843
Mortgage-backed	36,481,430	361,884	205,018	36,638,296
	$ 97,514,832	$ 2,582,606	$ 495,085	$ 99,602,353
Held to maturity:				
U.S. Government agencies	$ 1,000,000	$ 48,293	$ -	$ 1,048,293
State and municipal	682,817	66,133	-	748,950
Mortgage-backed	1,895,937	122,675	-	2,018,612
	$ 3,578,754	$ 237,101	$ -	$ 3,815,855

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 499,497	$ 14,568	$ -	$ 514,065
U.S. Government agencies	8,084,257	469,446	140,000	8,413,703
State and municipal	31,216,663	812,011	86,496	31,942,178
Corporate trust preferred	5,056,735	471,397	-	5,528,132
Mortgage-backed	37,311,301	948,303	-	38,259,604
	$ 82,168,453	$ 2,715,725	$ 226,496	$ 84,657,682
Held to maturity:				
U.S. Government agencies	$ 1,499,692	$ 106,321	$ -	$ 1,606,013
State and municipal	682,688	47,014	-	729,702
Mortgage-backed	5,019,989	259,998	-	5,279,987
	$ 7,202,369	$ 413,333	$ -	$ 7,615,702

Note 3. Investment Securities (continued)

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 498,684	$ 25,066	$ -	$ 523,750
U.S. Government agencies	7,504,660	13,859	9,688	7,508,831
State and municipal	19,976,500	137,505	313,434	19,800,571
Corporate trust preferred	4,819,930	126,842	9,958	4,936,814
Mortgage-backed	23,013,820	33,127	268,915	22,778,032
	$ 55,813,594	$ 336,399	$ 601,995	$ 55,547,998
Held to maturity:				
U.S. Treasury	$ 749,498	$ 21,830	$ -	$ 771,328
U.S. Government agencies	6,881,993	161,650	14,375	7,029,268
State and municipal	682,560	19,197	-	701,757
Mortgage-backed	8,202,872	183,604	7,378	8,379,098
	$ 16,516,923	$ 386,281	$ 21,753	$ 16,881,451

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003 are as follows:

Securities available for sale:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Obligations of U.S. Government agencies	$ 2,455,313	$ 44,216	$ 1,830,000	$ 170,000	$ 4,285,313	$ 214,216
State and Municipal	7,934,158	74,432	-	-	7,934,158	74,432
Corporate trust preferred	267,680	1,419	-	-	267,680	1,419
Mortgaged-backed	17,271,564	205,018	-	-	17,271,564	205,018
	$ 27,928,715	$ 325,085	$ 1,830,000	$ 170,000	$ 29,758,715	$ 495,085

For individual securities classified as available for sale, the Bank determines whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is considered to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings (that is, accounted for as a realized loss). Management has determined that all unrealized loss positions as of December 31, 2003 are temporary unrealized losses that will not be realized upon maturities of the securities.

There are two preferred stock investments in the Federal Home Loan Mortgage Corporation, (Freddie Mac), that have been in an unrealized loss position for more than twelve months. Management's evaluation of Freddie Mac indicates that this market valuation is not related to any credit risk concerning Freddie Mac but relates to changes in the interest rate environment.

Note 3. Investment Securities (continued)

Contractual maturities of investment securities at December 31, 2003, 2002, and 2001 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale		*Held to Maturity*	
December 31, 2003	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within one year	**$ 1,145,360**	**$ 1,160,318**	**$ 1,000,000**	**$ 1,048,293**
Due over one to five years	**11,310,601**	**11,774,429**	**-**	**-**
Due over five to ten years	**17,628,071**	**17,797,250**	**-**	**-**
Due over ten years	**30,949,370**	**32,232,060**	**682,817**	**748,950**
Mortgage-backed, due in monthly installments	**36,481,430**	**36,638,296**	**1,895,937**	**2,018,612**
	$ 97,514,832	**$ 99,602,353**	**$ 3,578,754**	**$ 3,815,855**

	Available for Sale		*Held to Maturity*	
December 31, 2002	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 579,445	$ 595,838	$ -	$ -
Due over one to five years	7,370,459	7,707,811	1,499,692	1,606,013
Due over five to ten years	5,762,134	6,085,881	-	-
Due over ten years	31,145,134	32,008,548	682,688	729,702
Mortgage-backed, due in monthly installments	37,311,281	38,259,604	5,019,989	5,279,987
	$ 82,168,453	$ 84,657,682	$ 7,202,369	$ 7,615,702

	Available for Sale		*Held to Maturity*	
December 31, 2001	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ 1,669,481	$ 1,715,190
Due over one to five years	7,277,130	7,274,011	1,000,000	1,066,579
Due over five to ten years	4,195,187	4,126,922	499,625	534,375
Due over ten years	21,327,457	21,369,033	5,144,945	5,186,209
Mortgage-backed, due in monthly installments	23,013,820	22,778,032	8,202,872	8,379,098
	$ 55,813,594	$ 55,547,998	$ 16,516,923	$ 16,881,451

Proceeds from sales of available for sale securities prior to maturity totaled **$10,994,980**, $4,989,082, and $7,067,274 for the years ended December 31, 2003, 2002, and 2001, respectively. The Bank realized gains of **$220,034** and losses of **$1,455** on those sales for 2003. The Bank realized gains of $52,943 and losses of $63 on those sales for 2002. The Bank realized gains of $276,392 and losses of

Note 3. Investment Securities (continued)

$3,389 on those sales for 2001. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax benefit (expense) relating to net gains/losses on sales of investment securities totaled **($84,415)**, ($20,422), and ($105,434) for the years ended December 31, 2003, 2002, and 2001, respectively.

Securities with amortized cost of approximately **$1,000,000**, $999,000, and $1,248,000 were pledged as collateral for short-term borrowings at December 31, 2003, 2002, and 2001, respectively.

The Bank has no derivative financial instruments required to be disclosed under SFAS No. 119, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.*

Note 4. Loans

Major categories of loans are as follows:

	2003	2002	2001
Mortgage:			
Residential	**$ 64,470,867**	$ 49,572,269	$ 44,293,130
Commercial	**28,525,381**	31,584,086	36,920,258
Construction and land development	**3,112,105**	2,337,489	2,355,395
Demand and time	**6,113,311**	5,374,283	5,082,790
Installment	**73,824,338**	72,780,383	79,642,436
	176,046,002	161,648,510	168,294,009
Unearned income on loans	**(980,558)**	(847,064)	(786,302)
	175,065,444	160,801,446	167,507,707
Allowance for credit losses	**(2,246,395)**	(2,514,700)	(2,938,455)
	$ 172,819,049	$ 158,286,746	$ 164,569,252

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately **$53,833,000**, $52,795,000, and $59,308,000 of such loans at December 31, 2003, 2002, and 2001, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2003, 2002, and 2001, the amounts of such loans outstanding totaled **$1,998,843**, $1,244,758, and $1,194,860, respectively. During 2003, loan additions and repayments totaled $2,016,444 and $1,258,409, respectively.

Note 4. Loans (continued)

The allowance for credit losses is as follows:

	2003	2002	2001
Balance, beginning of year	**$ 2,514,700**	$ 2,938,455	$ 3,384,815
Provision for credit losses	**40,000**	-	(150,000)
Recoveries	**449,909**	306,332	390,792
Loans charged off	**(758,214)**	(730,087)	(687,152)
Balance, end of year	**$ 2,246,395**	$ 2,514,700	$ 2,938,455

Loans on which the accrual of interest has been discontinued totaled **$572,282**, $571,057, and $601,120 at December 31, 2003, 2002, and 2001, respectively. Interest that would have been accrued under the terms of these loans totaled **$56,882**, $9,188, and $14,877 for the years ended December 31, 2003, 2002, and 2001, respectively.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2003	2002	2001
Loans classified as impaired	**$ 425,458**	$ 355,489	$ 443,874
Allowance for credit losses on impaired loans	**154,923**	109,310	117,271
Average balance of impaired loans	**288,180**	175,609	211,294

Following is a summary of cash receipts on impaired loans and how they were applied:

Cash receipts applied to reduce principal balance	**$ 64,490**	$ 19,381	$ 71,057
Cash receipts recognized as interest income	**20,945**	8,454	10,878
Total cash receipts	**$ 85,435**	$ 27,835	$ 81,935

No troubled debt restructurings transpired in 2003. All previous restructurings appear to be performing under the terms of the modified agreements.

At December 31, 2002, the recorded investment in new troubled debt restructurings totaled $40,833. The average recorded investment in troubled debt restructurings totaled $41,964 for the year ended December 31, 2002. The allowance for credit losses relating to troubled debt restructurings totaled $8,166 at December 31, 2002. The Bank recognized $2,304 in interest income on troubled debt restructurings for cash payments received in 2002.

No troubled debt restructurings transpired in 2001.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2003	2002	2001
Land		**$ 684,977**	$ 684,977	$ 684,977
Buildings	5-50 years	**4,399,730**	4,166,210	4,157,641
Equipment and fixtures	5-30 years	**5,062,486**	5,304,871	4,768,901
Construction in progress		**282,341**	622,587	17,954
		10,429,534	10,778,645	9,629,473
Accumulated depreciation		**(6,209,722)**	(6,012,629)	(5,742,842)
		$ 4,219,812	$ 4,766,016	$ 3,886,631

Construction in progress relates primarily to certain computer hardware and software upgrades in the main office.

Depreciation expense totaled **$453,967**, $508,301, and $573,674 for the years ended December 31, 2003, 2002, and 2001, respectively. Amortization of software and intangible assets totaled **$205,461**, $190,493, and $192,670 for the years ended December 31, 2003, 2002, and 2001, respectively.

The Bank leases its South Crain Highway and Severna Park branches. Minimum lease obligations under the South Crain Highway branch are $71,800 per year through September 2004, adjusted annually by the CPI. Minimum lease obligations under the Severna Park branch are $30,000 per year through September 2007. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled **$106,928**, $117,929, and $110,612 for the years ended December 31, 2003, 2002, and 2001, respectively.

In the fourth quarter of 2002, the Board of Directors of the Company decided to close and relocate the existing Severna Park branch. At December 31, 2002, management determined that leasehold improvements made to this Severna Park branch, with a book value of $64,648, were impaired as prescribed by SFAS No. 144, and had no net realizable value, and recorded an asset impairment loss from continuing operations for this amount. The Bank also accrued approximately $77,000, as prescribed in SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (See Note 21), relating to the estimated future lease and maintenance obligations. All expenses were included in other operating expenses for 2002 (see Note 14).

Note 6. Short-term borrowings

Short-term borrowings are as follows:

	2003	2002	2001
Notes payable - U.S. Treasury	**$ 401,920**	$ 837,074	$ 882,408
FHLB	**6,200,000**	-	-
	$ 6,601,920	$ 837,074	$ 882,408

Notes payable to the U.S. Treasury represents Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. This arrangement is secured by investment securities with an amortized cost of approximately **$1,000,000**, $999,000, and $998,000 at December 31, 2003, 2002, and 2001, respectively.

Note 6. Short-term borrowings (continued)

The Bank owned 8,964 shares of common stock of the FHLB at December 31, 2003. The Bank is required to maintain an investment of .3% of total assets, adjusted annually. This investment was a condition for obtaining a variable rate, 1.15% at December 31, 2003, credit facility with the FHLB. The credit available under this facility is determined at 12% of the Bank's total assets, or approximately $36,200,000 at December 31, 2003. Long-term advances totaled $7,000,000 under this credit arrangement at December 31, 2003 (see Note 7). This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio and by investment securities with amortized cost of approximately **$0**, $0, and $250,000 at December 31, 2003, 2002, and 2001, respectively. Average short-term borrowings under this facility approximated **$1,555,000** and $233,000 for 2003 and 2002, respectively, with no short-term borrowings in 2001.

The Bank also has available $5,000,000 in a short-term credit facility, an unsecured line of credit, from another bank for short-term liquidity needs, if necessary. No outstanding borrowings existed under this credit arrangement at December 31, 2003, 2002, and 2001.

Note 7. Long-term Borrowings

Long-term borrowings are as follows:

	2003	2002	2001
Federal Home Loan Bank of Atlanta, convertible advance	**$ 7,000,000**	$ 7,000,000	$ 7,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	**226,501**	251,489	274,791
	$ 7,226,501	$ 7,251,489	$ 7,274,791

The Federal Home Loan Bank of Atlanta convertible advance matures in September 2010, with interest at 5.84%, payable quarterly. The Federal Home Loan Bank of Atlanta has the option of converting the rate to a three-month LIBOR; however, if converted, the borrowing can be repaid without penalty. The proceeds of the convertible advance were used to purchase higher yielding investment securities.

At December 31, 2003, the scheduled maturities of long-term borrowings are approximately as follows:

	2003
2004	**$ 27,000**
2005	**29,000**
2006	**31,000**
2007	**33,000**
2008	**35,000**
2009 and thereafter	**7,072,000**
	$ 7,227,000

Note 8. *Junior Subordinated Debentures owed to Unconsolidated Subsidiary Trust*

The Bancorp sponsored a trust, Glen Burnie Statutory Trust I, of which 100% of the common equity is owned by the Company. The trust was formed for the purpose of issuing Company-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of the Company (the debentures). The debentures held by the trust are the sole assets of that trust. Distributions on the capital securities issued by the trust are payable semi-annually at a 10.6% rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The debentures held by the trust carry non-call provisions over the first 10 year period, and a declining 10 year premium call thereafter. Both the capital securities of the statutory trust and the junior subordinated debentures are scheduled to mature on September 7, 2030, unless called by the Bancorp not earlier than September 7, 2010.

In the third quarter of 2003, as a result of applying the provisions of FIN 46, governing when an equity interest should be consolidated, the Company was required to deconsolidate this subsidiary trust from its financial statements. The deconsolidation of the net assets and results of operations of the trust had no impact on the Company's financial statements or liquidity position since the Company continues to be obligated to repay the debentures held by the trust and guarantees repayment of the capital securities issued by the trust. The consolidated debt obligation related to the trust is $5,155,000 of which $155,000 relates to the Bancorp's common ownership interest in the trust.

The capital securities held by the trust qualify as Tier 1 capital for the Company under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the trust will affect the qualification of the capital securities as Tier 1 capital for regulatory purposes. If it is later determined that the capital securities no longer qualify as Tier 1 capital, the effect may have a material impact on Tier 1 capital.

Note 9. Deposits

Major classifications of interest-bearing deposits are as follows:

	2003	2002	2001
NOW and SuperNOW	**$ 28,400,505**	$ 24,071,173	$ 22,395,703
Money Market	**20,144,401**	19,889,727	20,626,249
Savings	**53,378,579**	47,616,167	42,344,960
Certificates of Deposit, $100,000 or more	**15,649,757**	17,698,559	17,635,466
Other time deposits	**69,686,175**	73,082,004	70,619,232
	$ 187,259,417	$ 182,357,630	$ 173,621,610

Interest expense on deposits is as follows:

	2003	2002	2001
NOW and SuperNOW	**$ 42,980**	$ 64,644	$ 136,590
Money Market	**104,546**	186,059	356,798
Savings	**241,429**	431,320	613,088
Certificates of Deposit, $100,000 or more	**584,996**	684,691	750,434
Other time deposits	**2,302,142**	2,846,112	3,670,700
	$ 3,276,093	$ 4,212,826	$ 5,527,610

Note 9. Deposits (continued)

At December 31, 2003, the scheduled maturities of time deposits are approximately as follows:

	2003
2004	$ 47,148,000
2005	12,173,000
2006	9,779,000
2007	9,698,000
2008	5,150,000
2009 and thereafter	1,388,000
	$ 85,336,000

Deposit balances of executive officers and directors and their affiliated interests totaled approximately $1,048,000, $1,058,000, and $526,000 at December 31, 2003, 2002, and 2001, respectively.

The Bank had no brokered deposits at December 31, 2003, 2002, and 2001.

Note 10. Income Taxes

The components of income tax expense for the years ended December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Current:			
Federal	$ 561,686	$ 739,995	$ 594,160
State	94,330	66,182	95,070
Total current	656,016	806,177	689,230
Deferred income taxes (benefits):			
Federal	26,453	229,215	(70,871)
State	5,471	49,553	(30,820)
Total deferred	31,924	278,768	(101,691)
Income tax expense	$ 687,940	$ 1,084,945	$ 587,539

Note 10. Income Taxes (continued)

A reconciliation of income tax expense computed at the statutory rate of 34% to the actual income tax expense for the years ended December 31, 2003, 2002, and 2001 is as follows:

	2003	2002	2001
Income before income taxes	$ 3,765,014	$ 3,896,028	$ 2,312,775
Taxes computed at Federal income tax rate	$ 1,280,105	$ 1,324,650	$ 786,344
Increase (decrease) resulting from:			
Tax-exempt income	(693,992)	(408,130)	(248,386)
State income taxes, net of Federal income tax benefit	92,462	108,518	42,405
Other	9,365	59,907	7,176
Income tax expense	$ 687,940	$ 1,084,945	$ 587,539

Sources of deferred income taxes and the tax effects of each for the years ended December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Depreciation	$ 10,037	$ (33,128)	$ (52,012)
Securities discount accretion	1,741	5,379	8,109
Provision for credit losses	(37,415)	(3,549)	52,185
Deferred compensation and pension benefit plans	25,186	310,066	(89,370)
Write-downs on other real estate owned	32,375	-	(22,912)
Alternative minimum tax credits	-	-	60,239
Reserve for unfunded commitments	-	-	(57,930)
Deferred income tax expense (benefit)	$ 31,924	$ 278,768	$ (101,691)

Note 10. Income Taxes (continued)

The components of the net deferred income tax benefits as of December 31, 2003, 2002, and 2001 are as follows:

	2003	2002	2001
Deferred income tax benefits:			
Accrued deferred compensation and benefit plan obligations	$ **80,173**	$ 105,359	$ 415,425
Other real estate owned	**-**	32,375	32,375
Net unrealized depreciation on investment securities available for sale	**-**	-	102,573
Reserve for unfunded commitments	**57,930**	57,930	57,930
Total deferred income tax benefits	**138,103**	195,664	608,303
Deferred income tax liabilities:			
Accumulated depreciation	**71,052**	61,016	94,144
Allowance for credit losses	**8,235**	45,650	49,199
Accumulated securities discount accretion	**44,713**	42,972	37,593
Net unrealized appreciation on investment securities available for sale	**806,203**	961,340	-
Total deferred income tax liabilities	**930,203**	1,110,978	180,936
Net deferred income tax (liabilities) benefits	$ **(792,100)**	$ (915,314)	$ 427,367

Management has determined that no valuation allowance is required as it is more likely than not that the net deferred income tax benefits will be fully realizable in future years.

Note 11. Pension and Profit Sharing Plans

The Bank has a money purchase pension plan, which provides for annual employer contributions based on employee compensation, and covers substantially all employees. Contributions under this plan, made from the safe harbor accrual, totaled **$188,995**, $188,470, and $175,794 for the years ended December 31, 2003, 2002 and 2001, respectively. The Bank is also making additional contributions under this plan to certain employees whose retirement funds were negatively affected by the termination of a defined benefit pension plan. These additional contributions, included in .mployee benefit expense, totaled **$76,189**, $103,476, and $149,045 for the years ended December 31, 2003, 2002, and 2001, respectively. As of December 31, 2003, the Bank has accrued approximately $260,000 relating to the remaining safe harbor contributions and additional contributions to adversely affected employees.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions. The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan, included in employee benefit expense, totaled **$362,978**, $359,914, and $242,997 for the years ended December 31, 2003, 2002, and 2001, respectively.

Note 12. Post-Retirement Health Care Benefits

The Bank provides health care benefits to employees who retire at age 65 with five years of full time service immediately prior to retirement and two years of participation in the medical benefits plan. In 2001, the Bank amended the plan to include the current Board of Directors and their spouses and the spouses of current retirees. In the first quarter of 2002, the Bank again amended the plan so that all post-retirement healthcare benefits currently provided by the Bank to the above qualified participants will

Note 12. Post-Retirement Health Care Benefits (continued)

terminate on December 31, 2006. This amendment to the plan resulted in a net curtailment gain of approximately $764,000 in the year ended December 31, 2002. The plan was funded only to the extent of the Bank's monthly payments of insurance premiums, which totaled **$87,538**, $59,316, and $42,312 for the years ended December 31, 2003, 2002, and 2001, respectively.

The following table sets forth the financial status of the plan at December 31, 2003, 2002, and 2001:

	2003	2002	2001
Accumulated post-retirement benefit obligation:			
Retirees	**$ 261,119**	$ 269,955	$ 503,823
Other active participants, fully eligible	**-**	-	79,954
Other active participants, not fully eligible	**-**	-	1,023,038
	261,119	269,955	1,606,815
Unrecognized net (loss) gain	**(53,526)**	2,857	31,712
Unrecognized transition obligation	**-**	-	(434,186)
Unrecognized past service cost	**-**	-	(128,666)
Accrued post-retirement benefit cost	**$ 207,593**	$ 272,812	$ 1,075,675

Net post-retirement benefit expense for the years ended December 31, 2003, 2002, and 2001 includes the following:

	2003	2002	2001
Service cost	**$ -**	$ -	$ 135,368
Interest cost	**21,280**	20,096	100,651
Amortization of unrecognized transition obligation	**-**	-	33,399
Amortization of net gain	**1,039**	-	-
Amortization of past service cost	**-**	-	4,304
Net post-retirement benefit expense	**$ 22,319**	$ 20,096	$ 273,722

Assumptions used in the accounting for net post-retirement benefit expense were as follows:

	2003	2002	2001
Health care cost trend rate	**5.0%**	5.0%	5.0%
Discount rate	**6.5%**	6.5%	6.5%

If the assumed health cost trend rate were increased 6% for 2003, 2002, and 2001, the total of the service and interest cost components of net periodic post-retirement health care benefit cost would increase by **$294**, $369, and $46,848 for the years ended December 31, 2003, 2002, and 2001, respectively, and the accumulated post-retirement benefit obligation would increase to **$22,613**, $20,465, and $320,570 as of December 31, 2003, 2002, and 2001, respectively.

Note 13. Other Benefit Plans

During the fourth quarter of 2002, the Bank purchased life insurance contracts on several officers and is the sole owner and beneficiary of the policies. Cash value totaled **$4,782,258** and $5,024,964 at December 31, 2003 and 2002, respectively. Income on their insurance investment totaled $364,330 and $24,964 for 2003 and 2002, respectively, including a gain of approximately $117,000 attributable to the death of its Executive Vice President during 2003.

Note 13. Other Benefit Plans (continued)

In March 1998, the Bank established and funded a grantor trust for $1,500,000 as part of a change in control severance plan covering substantially all employees. Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

Subsequent to the repurchase of the Company's common stock under a "Redemption Agreement" and entering into a standstill agreement (see Note 15), and effective as of December 31, 1998, all assets held by this trust were returned to the Bank; however, the trust continues to exist on an unfunded status. In August 2001, the Board of Directors approved certain amendments and revisions to the plan to reflect changes at the Bank since inception of the plan.

Note 14. Other Operating Expenses

Other operating expenses include the following:

	2003	2002	2001
Professional services	**$ 475,565**	$ 533,194	$ 605,952
Stationery, printing and supplies	**221,453**	226,127	260,863
Postage and delivery	**216,410**	256,080	262,759
FDIC assessment	**37,852**	38,015	37,696
Directors fees and expenses	**134,020**	142,762	128,101
Marketing	**197,768**	212,470	244,838
Data processing	**158,365**	144,580	154,980
Correspondent bank services	**77,833**	76,508	74,533
Telephone	**135,588**	142,703	138,220
Liability insurance	**98,945**	116,121	93,608
Losses and expenses on real estate owned (OREO)	**21,544**	7,157	73,455
Asset impairment losses on branch closures and related exit expenses (see Note 5)	**-**	141,647	-
Provision for losses on unfunded credit related commitments with off-balance sheet risk	**-**	-	150,000
Other ATM expense	**201,614**	151,654	163,471
Other	**418,471**	544,203	623,929
	$ 2,395,428	$ 2,733,221	$ 3,012,405

Note 15. Litigation Charges

In 2001 the Company incurred a non-recurring expense of $70,000 relating to the settlement of a legal claim.

Note 16. Repurchase and Retirement of Company Common Stock

During 1998, the Company was pursued by another competing financial institution (the institution) in a hostile take-over attempt. In November 1998, the Company reached an agreement with the institution to repurchase 213,168 shares of its common stock, or approximately 19.5% of its then outstanding shares, for an aggregate purchase price of $5,580,764. In conjunction with the redemption agreement, the Company and the institution also entered into a standstill agreement through November 2008. Under the standstill agreement, the Company made payments over four years totaling $675,510.

For the years ended December 31, 2003, 2002, and 2001, the Company made payments totaling **$0**, $131,378, and $131,378, respectively, relating to the standstill agreement. These payments are included in other expenses.

Note 17. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2003	2002	2001
Loan commitments:			
Construction and land development	$ -	$ 357,000	$ 250,000
Other mortgage loans	2,082,250	3,422,912	5,456,022
	$ 2,082,250	$ 3,779,912	$ 5,706,022
Unused lines of credit:			
Home-equity lines	$ 4,668,479	$ 4,288,833	$ 3,775,941
Commercial lines	8,500,927	9,272,579	7,272,045
Unsecured consumer lines	982,715	841,400	862,555
	$ 14,152,121	$ 14,402,812	$ 11,910,541
Letters of credit:	$ 772,731	$ 891,549	$ 1,257,361

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2003, the Bank has accrued **$150,000** for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 18. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. Retained earnings from which dividends may not be paid without prior approval totaled approximately **$4,993,000**, $3,462,000, and $2,469,000 at December 31, 2003, 2002, and 2001, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Stock repurchase program:

In December 2000, the Company instituted a Stock Repurchase Program. Under the program, the Company could spend up to $250,000 to repurchase its outstanding stock. The repurchases could be made from time to time at a price not to exceed $10.667 per share. During 2001, the Company repurchased 15,000 shares at an average price of $9.917 (adjusted for stock splits and stock dividends). This program was terminated by the Company in December 2001.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. The Bank applies APB No. 25 and related Interpretations in accounting for this plan. Net compensation cost (benefit) of **($6,073)**, $38,405, and $0 have been recognized in the accompanying consolidated financial statements in 2003, 2002, and 2001, respectively. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 *Accounting for Stock-Based Compensation,* there would be no material change in reported net income.

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at the lesser of 85% of the fair market value of the stock on the date of grant or exercise. Options granted will expire no later than 27 months from the grant date or upon termination of employment. Activity under this plan is as follows:

	Shares	Grant Price
Outstanding December 31, 2000	-	
Outstanding December 31, 2001	-	
Granted on May 17, 2002, expiring August 13, 2003	7,765	$ 13.77
Exercised	(3,065)	
Expired	(145)	$ 13.77
Outstanding December 31, 2002	4,555	
Exercised	(3,350)	$ 13.77
Expired	(1,205)	$ 13.77
Outstanding December 31, 2003	-	

Note 18. Stockholders' Equity (continued)

At December 31, 2003 shares of common stock reserved for issuance under the plan totaled **35,147**.

The Board of Directors may suspend or discontinue the plan at its discretion.

In January 2004, the Company authorized issuance of options to purchase up to 19,200 shares of common stock at $20.70 under this plan. All unexercised options expire December 2004.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

During 2003, 2002, and 2001, shares of common stock purchased under the plan totaled **8,758**, 10,548, and 12,314, respectively. At December 31, 2003, shares of common stock reserved for issuance under the plan totaled **134,933**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

There was no activity under this plan for the years ended December 31, 2003, 2002, and 2001.

At December 31, 2003, shares of common stock reserved for issuance under the plan totaled **181,666.**

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003, 2002, and 2001, that both the Company and Bank meet all capital adequacy requirements to which they are subject.

Note 18. Stockholders' Equity (continued)

As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

As discussed in Note 8, the capital securities held by the Glen Burnie Statutory Trust I qualifies as Tier I capital for the Company under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the trust will affect the qualification of the capital securities as Tier I capital for regulatory purposes. If it is later determined that the capital securities no longer qualify as Tier I capital, the effect of such a change may be material.

A comparison of capital as of December 31, 2003, 2002, and 2001 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2003						
Total Capital						
(to Risk Weighted Assets)						
Company	**$ 30,110,000**	**15.8%**	**$ 15,255,225**	**8.0%**	**N/A**	
Bank	**29,674,000**	**15.6%**	**15,217,000**	**8.0%**	**$ 19,022,000**	**10.0%**
Tier I Capital						
(to Risk Weighted Assets)						
Company	**27,726,000**	**14.5%**	**7,628,000**	**4.0%**	**N/A**	
Bank	**27,296,000**	**14.4%**	**7,609,000**	**4.0%**	**11,413,000**	**6.0%**
Tier I Capital						
(to Average Assets)						
Company	**27,726,000**	**9.3%**	**11,990,000**	**4.0%**	**N/A**	
Bank	**27,296,000**	**9.1%**	**11,972,000**	**4.0%**	**14,965,000**	**5.0%**
As of December 31, 2002						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 27,523,000	15.3%	$ 14,410,000	8.0%	N/A	
Bank	26,949,000	15.0%	14,363,000	8.0%	$ 17,954,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	25,266,000	14.0%	7,209,000	4.0%	N/A	
Bank	24,699,000	13.8%	7,185,000	4.0%	10,778,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	25,266,000	9.1%	11,143,000	4.0%	N/A	
Bank	24,699,000	8.9%	11,126,000	4.0%	13,907,000	5.0%

Note 18. Stockholders' Equity (continued)

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2001						
Total Capital (to Risk Weighted Assets)						
Company	$ 25,254,000	13.9%	$ 14,514,000	8.0%	N/A	
Bank	24,361,000	13.5%	14,458,000	8.0%	$ 18,072,000	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	22,976,000	12.7%	7,254,000	4.0%	N/A	
Bank	22,092,000	12.2%	7,226,000	4.0%	10,838,000	6.0%
Tier I Capital (to Average Assets)						
Company	22,976,000	8.8%	10,456,000	4.0%	N/A	
Bank	22,092,000	8.5%	10,421,000	4.0%	13,026,000	5.0%

Note 19. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2003	2002	2001
Basic:			
Net income	**$ 3,077,074**	$ 2,811,083	$ 1,725,236
Weighted average common shares outstanding	**1,682,235**	1,668,335	1,656,904
Basic net income per share	**$ 1.83**	$ 1.68	$ 1.04
Diluted:			
Net income		$ 2,811,083	
Weighted average common shares outstanding		1,668,335	
Dilutive effect of stock options		2,820	
Average common shares outstanding - diluted		1,671,155	
Diluted net income per share		$ 1.68	

Diluted earnings per share calculations were not required for 2003 and 2001 as there were no options outstanding at December 31, 2003 and 2001.

In December 2003, the Company approved a stock split in the form of a 20% stock dividend, effective for January 2004.

Note 20. Fair Values of Financial Instruments

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

	2003		2002		2001	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	**$ 11,119,791**	**$ 11,119,791**	$ 11,297,175	$ 11,297,175	$ 10,888,085	$ 10,888,085
Interest-bearing deposits in other financial institutions	**57,192**	**57,192**	41,335	41,335	1,879,444	1,879,444
Federal funds sold	**1,717,911**	**1,717,911**	4,403,578	4,403,578	5,453,299	5,453,299
Certificates of deposit in other financial institutions	**-**	**-**	100,000	100,000	100,000	100,000
Investment securities available for sale	**99,602,353**	**99,602,353**	84,657,682	84,657,682	55,547,998	55,547,998
Investment securities held to maturity	**3,578,754**	**3,815,855**	7,202,369	7,615,702	16,516,923	16,881,451
Federal Home Loan Bank Stock	**896,400**	**896,400**	703,200	703,200	652,300	652,300
Common stock-Statutory Trust I	**155,000**	**155,000**	155,000	155,000	155,000	155,000
Ground rents	**248,300**	**248,300**	249,900	249,900	249,900	249,900
Loans, less allowance for credit losses	**172,819,049**	**172,820,000**	158,286,746	158,290,000	164,569,252	164,570,000
Accrued interest receivable	**1,575,918**	**1,575,918**	1,547,511	1,547,511	1,527,018	1,527,018
Financial liabilities:						
Deposits	**256,908,235**	**256,910,000**	241,419,607	241,420,000	229,306,718	231,692,000
Short-term borrowings	**6,601,920**	**6,601,920**	837,074	837,074	882,408	882,408
Long-term borrowings	**7,226,501**	**7,226,501**	7,251,489	7,251,489	7,274,791	7,274,791
Dividends payable	**236,938**	**236,938**	236,291	236,291	195,333	195,333
Accrued interest payable	**67,099**	**67,099**	111,398	111,398	155,174	155,174
Accrued interest payable on junior subordinated debentures	**171,518**	**171,518**	171,518	171,518	171,518	171,518
Junior subordinated debentures owed to unconsolidated subsidiary trust	**5,155,000**	**5,155,000**	5,155,000	5,155,000	5,155,000	5,155,000
Unrecognized financial instruments:						
Commitments to extend credit	**16,234,371**	**16,234,371**	18,182,724	18,182,724	17,616,563	17,466,563
Standby letters of credit	**772,731**	**772,731**	891,549	891,549	1,257,361	1,257,361

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Estimated fair values are based on quoted market prices.

Note 20. Fair Values of Financial Instruments (continued)

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

Note 21. Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretations No. 46 (FIN 46), *Consolidation of Variable Interest Entities,* which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

During the third quarter of 2003, the Company applied the provisions of FIN 46 to a wholly-owned subsidiary trust that issued capital securities to third-party investors. The application of FIN 46 resulted in the deconsolidation of a wholly-owned subsidiary trust. See Note 8 for further discussion of this trust and the Company's related obligations.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Management continues to evaluate the applicability of FIN 46. Management does not believe that the application of FIN 46 will have an impact on financial condition, results of operations, or liquidity. The Federal Reserve Board is currently evaluating the impact on Tier 1 capital.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, as well as amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have an impact on financial condition, the results of operations, or liquidity, as the Company and Bank do not have derivative or hedging instruments.

Note 21. Recently Issued Accounting Pronouncements (continued)

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2003.

In March 2003, the SEC issued Regulation G, Conditions for Use of Non-GAAP Financial Measures. As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company's historical or future performance, financial position, or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with generally accepted accounting principles (GAAP). Companies that present non-GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP. Management does not believe it has used any non-GAAP financial measure in this report.

Note 22. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	2003	2002	2001
Assets			
Cash	$ 268,893	$ 397,118	$ 512,981
Investment in The Bank of Glen Burnie	28,672,564	26,376,359	22,133,607
Investment in GBB Properties, Inc.	257,023	251,012	244,920
Investment in the Glen Burnie Statutory Trust I	155,000	155,000	155,000
Due from subsidiaries	26,658	34,484	104,384
Other assets	137,182	141,361	232,544
Total assets	$ 29,517,320	$ 27,355,334	$ 23,383,436
Liabilities and Stockholders' Equity			
Dividends payable	$ 236,938	$ 236,291	$ 195,333
Accrued interest payable on borrowed funds	171,518	171,518	171,518
Other liabilities	6,236	3,139	-
Borrowed funds from subsidiary	5,155,000	5,155,000	5,155,000
Total liabilities	5,569,692	5,565,948	5,521,851
Stockholders' equity:			
Common stock	1,689,281	1,677,173	1,663,560
Surplus	10,861,986	10,637,578	10,390,511
Retained earnings	10,115,038	7,946,747	5,970,537
Accumulated other comprehensive income (loss), net of taxes (benefits)	1,281,323	1,527,888	(163,023)
Total stockholders' equity	23,947,628	21,789,386	17,861,585
Total liabilities and stockholders' equity	$ 29,517,320	$ 27,355,334	$ 23,383,436

The borrowed funds from subsidiary balance represents the junior subordinated debt securities payable to the wholly-owned subsidiary trust that was deconsolidated as a result of applying the provisions of FIN 46. The Company continues to guarantee the capital securities issued by the trust, which totaled $5,000,000 at December 31, 2003. (See Notes 8 and 21 for further discussions on FIN 46).

Note 22. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	**2003**	2002	2001
Dividends and distributions from subsidiaries	**$ 880,000**	$ 720,000	$ 1,750,000
Other income	**16,430**	16,430	16,430
Standstill agreement expense	**-**	(131,378)	(131,378)
Interest expense on junior subordinated debentures	**(546,430)**	(546,430)	(550,962)
Other expenses	**(52,896)**	(36,642)	(42,156)
Income before income tax benefit and equity in undistributed net income of subsidiaries	**297,104**	21,980	1,041,934
Income tax benefit	**225,115**	269,575	240,739
Change in undistributed net income of subsidiaries	**2,554,855**	2,519,528	442,563
Net income	**$ 3,077,074**	$ 2,811,083	$ 1,725,236

Statements of Cash Flows

Years Ended December 31,	**2003**	2002	2001
Cash flows from operating activities:			
Net income	**$ 3,077,074**	$ 2,811,083	$ 1,725,236
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in other assets	**4,179**	91,183	(82,544)
Decrease in due from subsidiaries	**7,826**	69,900	94,095
Decrease in due to subsidiaries	**-**	-	(150,000)
Increase in accrued interest payable	**-**	-	4,532
Increase in other liabilities	**3,097**	3,139	-
Change in undistributed net income of subsidiaries	**(2,554,855)**	(2,519,528)	(442,563)
Net cash provided by operating activities	**537,321**	455,777	1,148,756
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	**196,460**	180,070	168,026
Proceeds from issuance of common stock	**46,130**	42,205	-
Repurchase and retirement of common stock	**-**	-	(148,750)
Dividends paid	**(908,136)**	(793,915)	(765,819)
Net cash used in financing activities	**(665,546)**	(571,640)	(746,543)
(Decrease) increase in cash	**(128,225)**	(115,863)	402,213
Cash, beginning of year	**397,118**	512,981	110,768
Cash, end of year	**$ 268,893**	$ 397,118	$ 512,981

Note 23. Quarterly Results of Operations (Unaudited)

The following is a summary of consolidated unaudited quarterly results of operations:

2003

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	**$ 3,955**	**$ 3,864**	**$ 3,909**	**$ 3,812**
Interest expense	**970**	**1,051**	**1,112**	**1,144**
Net interest income	**2,985**	**2,813**	**2,797**	**2,668**
Provision for credit losses	**30**	**10**	**-**	**-**
Net securities gains	**49**	**63**	**15**	**92**
Income before income taxes	**1,124**	**1,033**	**855**	**753**
Net income	**849**	**839**	**733**	**656**
Net income per share (basic and diluted)	**$ 0.50**	**$ 0.50**	**$ 0.44**	**$ 0.39**

2002

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,021	$ 4,250	$ 4,178	$ 4,121
Interest expense	1,248	1,302	1,284	1,368
Net interest income	2,773	2,948	2,894	2,753
Provision for credit losses	-	-	-	-
Net securities gains	5	42	2	4
Income before income taxes	775	918	762	1,441
Net income	545	691	587	988
Net income per share (basic and diluted)	$ 0.33	$ 0.41	$ 0.35	$ 0.59

2001

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,316	$ 4,297	$ 4,303	$ 4,291
Interest expense	1,564	1,627	1,598	1,744
Net interest income	2,752	2,670	2,705	2,547
Provision for credit losses	(150)	-	-	-
Net securities gains	89	137	29	18
Income before income taxes	404	825	485	599
Net income	330	586	377	432
Net income per share (basic and diluted)	$ 0.20	$ 0.35	$ 0.23	$ 0.26

GLEN BURNIE
BANCORP

106 Padfield Boulevard • Glen Burnie, Maryland 21061

Mission Statement

The Bank of Glen Burnie is a safe, sound, community oriented, locally-owned bank committed to excellence in satisfying the needs of our customers, shareholders and employees.

The BANK of GLEN BURNIE

Main Office
101 Crain Highway, SE
Glen Burnie, MD 21061
410-766-3300

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
534 Ritchie Highway
Severna Park, MD 21146
410-544-0270

South Crain
7984 Crain Highway, S.
Glen Burnie, MD 21061
410-766-5343

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

Internet Address
www.thebankofglenburnie.com